FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 31, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   October 31, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NORSAT INTERNATIONAL TO HOLD INVESTOR CONFERENCE CALL ON WEDNESDAY, NOVEMBER 7, 2007

VANCOUVER, BRITISH COLUMBIA, October 31, 2007 - Norsat International Inc. ("Norsat") (TSX: NII and OTC BB: NSATF) today announced that it plans to release its third quarter financial results on Wednesday, November 7, 2007.  Management will hold a conference call that same day at 5:00 p.m. (ET) to discuss the results.  Amiee Chan, Norsat's President and CEO, cordially invites all interested parties to participate in the conference call.

CONFERENCE CALL DETAILS:

DATE:

Wednesday, November 7, 2007

TIME:

5:00 p.m. ET

DIAL-IN NUMBER:

1-888-300-0053 or 647-427-3420

REFERENCE NUMBER:

22810826

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Kristen Dickson
Tel: 604 821-2808

The Equicom Group

Email: achan@norsat.com

Investor Relations

Tel: 416-815-0700 x 273

Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat's audited consolidated financial statements and related notes included therein for the quarter ended June 30, 2007, and the Management Discussion and Analysis for quarter ended June 30, 2007. The company's results are consolidated with those of Norsat.

All of the company's financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Additional information may be found at www.norsat.com.